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                                December 14, 2023

       Stephen Jian Zhu
       Chief Executive Officer
       Able View Global Inc.
       Floor 16, Dushi Headquarters Building
       No. 168, Middle Xizang Road
       Shanghai, 200001
       People   s Republic of China

                                                        Re: Able View Global
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed November 17,
2023
                                                            File No. 333-275626

       Dear Stephen Jian Zhu:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1, Filed November 17, 2023

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares.
   2. We note the significant number of redemptions of your Class B Ordinary Shares in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that all of the shares being registered
for resale were purchased by the selling securityholders for prices considerably below the
current market price of the Class B Ordinary Shares. Highlight the significant negative
impact sales of shares on this registration statement could have on the public trading price of
the Class B Ordinary Share.
 Stephen Jian Zhu
FirstName
Able View LastNameStephen Jian Zhu
           Global Inc.
Comapany14,
December   NameAble
              2023 View Global Inc.
December
Page 2    14, 2023 Page 2
FirstName LastName
3. We note your disclosure about the legal and operational risks associated with being based
         in or having the majority of the company   s operations in China.
Please provide cross-
         references to your detailed discussion of these risks, similar to the disclosure included in your registration statement on Form F-4, filed June 26, 2023.
Summary, page 1

4. We note that in your Form F-4 registration statement, filed June 26, 2023, you included disclosure describing the legal and operational risks associated with being based in or
         having the majority of the company   s operations in China. Please
include similar
         disclosure in this registration statement, including but not limited to, disclosure on required permissions and permits to operate your business in mainland China and PRC regulations on transferring cash to and from your China based subsidiaries.
Risk Factors
Risks Related to Able View's Business and Industry
Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing., page 28

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Misters Wenming Mu, Jing Tang and Jun Wang, beneficial owners of over 25% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Risks Related to Ownership of Able View's Securities
Future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on..., page 49

6. Please amend this risk factor, or include an additional risk factor, to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class B Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
74

7. We note that the projected revenues for 2023 were $267.6 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and HMAC in connection with
the evaluation of
 Stephen Jian Zhu
FirstName
Able View LastNameStephen Jian Zhu
           Global Inc.
Comapany14,
December   NameAble
              2023 View Global Inc.
December
Page 3    14, 2023 Page 3
FirstName LastName
         the Business Combination. We also note that your actual revenues for the Six Months
         Ended June 30, 2023, was approximately $81.6 million. It appears that you will miss your
         2023 revenue projection. Please update your disclosure in Liquidity and Capital
         Resources, and elsewhere, to provide updated information about the
company   s financial
         position and further risks to the business operations and liquidity in light of these circumstances.
Liquidity and Capital Resources, page 87

8. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class B
         Ordinary Shares, expand your discussion of capital resources to address any changes in
         the company   s liquidity position since the business combination. If
the company is likely
         to have to seek additional capital, discuss the effect of this
offering on the company   s
         ability to raise additional capital.
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
10. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             You state on page 49 that "[f]uture" sales of your securities may cause the market price of your securities to be adversely affected. This statement should be updated given that this prospectus is facilitating those sales.
             You state on page 71 that Mr. Zhu is "expected" to become Chairman of the Pubco
             Board immediately after closing. Please update this disclosure if Mr. Zhu has indeed become the Chairman of the Pubco Board.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen Jian Zhu
Able View Global Inc.
December 14, 2023
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Jian Zhu
                                                           Division of
Corporation Finance
Comapany NameAble View Global Inc.
                                                           Office of Trade &
Services
December 14, 2023 Page 4
cc:       Elizabeth Chen
FirstName LastName